UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                 MELTRONIX, INC.
                     (F/K/A MICROELECTRONIC PACKAGING, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   585730-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Cheryl Van Steenwyk
                           Transpac Capital Pte. Ltd.
                                  6 Shenton Way
                          #20-09 DBS Building Tower Two
                                Singapore 068809
                                (011) 65-224-1211

            (Name, address and telephone number of persons authorized
                     to receive notices and communications)

                                  JUNE 14, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) , check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A
                                 --------------

                              CUSIP No. 585730-10-4

                       ----------------------------------


1.       Name Of Reporting Person                                           Transpac Capital Pte. Ltd.

2.       Check The Appropriate Box If A Member of a Group                   (a)  [ x ]
                                                                            (b)  [   ]

3.       SEC Use Only

4.       Source of Funds                                                    WC

5.       Check Box if Disclosure of Legal Proceedings Is Required           [  ]
         Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization                               Singapore

Number of Shares                   7.     Sole Voting Power                 -0-
Beneficially Owned By Each
Reporting Person With
                                   8.     Shared Voting Power               9,885,504, but see footnote (1)
                                                                            regarding calculations.

                                   9.     Sole Dispositive Power            -0-

                                   10.    Shared Dispositive Power          9,885,504, but see footnote (1)
                                                                            regarding calculations.

11.      Aggregate Amount Beneficially Owned By Each Reporting Person       9,885,504, but see footnote (1)
                                                                            regarding calculations.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain     [  ]
         Shares

13.      Percent of Class Represented by Amount in Row (11)                 18.29%, but see footnotes (1) and (2)
                                                                            regarding calculations.

14.      Type of Reporting Person                                           IA and CO

                                 SCHEDULE 13D/A
                                 --------------

                              CUSIP No. 585730-10-4

                       ----------------------------------

1.       Name Of Reporting Person                                           Transpac Industrial Holdings Limited

2.       Check The Appropriate Box If A Member of a Group                   (a)  [ x ]
                                                                            (b)  [   ]

3.       SEC Use Only

4.       Source of Funds                                                    WC

5.       Check Box if Disclosure of Legal Proceedings Is Required           [  ]
         Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization                               Singapore

Number of Shares                   7.     Sole Voting Power                 -0-
Beneficially Owned By Each
Reporting Person With
                                   8.     Shared Voting Power               3,932,128, but see footnote (1) regarding
                                                                            calculations.

                                   9.     Sole Dispositive Power            -0-

                                   10.    Shared Dispositive Power          3,932,128, but see footnote (1) regarding
                                                                            calculations.

11.      Aggregate Amount Beneficially Owned By Each Reporting Person       3,932,128, but see footnote (1) regarding
                                                                            calculations.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain     [ x ]
         Shares

13.      Percent of Class Represented by Amount in Row (11)                 8.14%, but see footnotes (1) and (2)
                                                                            regarding calculations.

14.      Type of Reporting Person                                           CO

                                 SCHEDULE 13D/A
                                 --------------

                              CUSIP No. 585730-10-4

                       ----------------------------------

1.       Name Of Reporting Person                                           Regional Investment Company Limited

2.       Check The Appropriate Box If A Member of a Group                   (a) [ x ]
                                                                            (b) [   ]

3.       SEC Use Only

4.       Source of Funds                                                    WC

5.       Check Box if Disclosure of Legal Proceedings Is Required           [  ]
         Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization                               Singapore

Number of Shares                   7.     Sole Voting Power                 -0-
Beneficially Owned By Each
Reporting Person With
                                   8.     Shared Voting Power               1,083,452, but see footnote (1) regarding
                                                                            calculations.

                                   9.     Sole Dispositive Power            -0-

                                   10.    Shared Dispositive Power          1,083,452, but see footnote (1) regarding
                                                                            calculations.

11.      Aggregate Amount Beneficially Owned By Each Reporting Person       1,083,452, but see footnote (1) regarding
                                                                            calculations.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain     [ x ]
         Shares

13.      Percent of Class Represented by Amount in Row (11)                 2.38%, but see footnotes (1) and (2) regarding
                                                                            calculations.

14.      Type of Reporting Person                                           CO


                                 SCHEDULE 13D/A
                                 --------------

                              CUSIP No. 585730-10-4

                       ----------------------------------

1.       Name Of Reporting Person                                           Transpac Equity Investment Trust
                                                                            f/k/a Transpac Equity Fund

2.       Check The Appropriate Box If A Member of a Group                   (a) [ x ]
                                                                            (b) [   ]

3.       SEC Use Only

4.       Source of Funds                                                    WC

5.       Check Box if Disclosure of Legal Proceedings Is Required           [  ]
         Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization                               British Virgin Islands

Number of Shares                   7.     Sole Voting Power                 -0-
Beneficially Owned By Each
Reporting Person With
                                   8.     Shared Voting Power               2,322,049, but see footnote (1)
                                                                            regarding calculations.

                                   9.     Sole Dispositive Power            -0-

                                   10.    Shared Dispositive Power          2,322,049, but see footnote (1)
                                                                            regarding calculations.

11.      Aggregate Amount Beneficially Owned By Each Reporting Person       2,322,049, but see footnote (1)
                                                                            regarding calculations.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain     [ x ]
         Shares

13.      Percent of Class Represented by Amount in Row (11)                 4.97%, but see footnotes (1) and (2)
                                                                            regarding calculations.

14.      Type of Reporting Person                                           OO


                                 SCHEDULE 13D/A
                                 --------------

                              CUSIP No. 585730-10-4

                       ----------------------------------

1.       Name Of Reporting Person                                           Transpac Venture Partnership II

2.       Check The Appropriate Box If A Member of a Group                   (a) [ x ]
                                                                            (b) [   ]

3.       SEC Use Only

4.       Source of Funds                                                    WC

5.       Check Box if Disclosure of Legal Proceedings Is Required           [  ]
         Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization                               British Virgin Islands

Number of Shares                   7.     Sole Voting Power                 -0-
Beneficially Owned By Each
Reporting Person With
                                   8.     Shared Voting Power               1,640,917, but see footnote (1)
                                                                            regarding calculations.

                                   9.     Sole Dispositive Power            -0-

                                   10.    Shared Dispositive Power          1,640,917, but see footnote (1)
                                                                            regarding calculations.

11.      Aggregate Amount Beneficially Owned By Each Reporting Person       1,640,917, but see footnote (1)
                                                                            regarding calculations.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain     [ x ]
         Shares

13.      Percent of Class Represented by Amount in Row (11)                 3.56%, but see footnotes (1) and (2)
                                                                            regarding calculations.

14.      Type of Reporting Person                                           OO


                                 SCHEDULE 13D/A
                                 --------------

                              CUSIP No. 585730-10-4

                       ----------------------------------

1.       Name Of Reporting Person                                           Transpac Managers Fund II Ltd.

2.       Check The Appropriate Box If A Member of a Group                   (a) [ x ]
                                                                            (b) [   ]

3.       SEC Use Only

4.       Source of Funds                                                    WC

5.       Check Box if Disclosure of Legal Proceedings Is Required           [  ]
         Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization                               British Virgin Islands

Number of Shares                   7.     Sole Voting Power                 -0-
Beneficially Owned By Each
Reporting Person With
                                   8.     Shared Voting Power               30,959, but see footnote (1) regarding
                                                                            calculations.

                                   9.     Sole Dispositive Power            -0-

                                   10.    Shared Dispositive Power          30,959, but see footnote (1) regarding
                                                                            calculations.

11.      Aggregate Amount Beneficially Owned By Each Reporting Person       30,959, but see footnote (1) regarding
                                                                            calculations.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain     [ x ]
         Shares

13.      Percent of Class Represented by Amount in Row (11)                 0.07%, but see footnotes (1) and (2)
                                                                            regarding calculations.

14.      Type of Reporting Person                                           CO

                                 SCHEDULE 13D/A
                                 --------------

                              CUSIP No. 585730-10-4

                       ----------------------------------


1.       Name Of Reporting Person                                           NatSteel Equity III Pte Ltd.

2.       Check The Appropriate Box If A Member of a Group                   (a) [ x ]
                                                                            (b) [   ]

3.       SEC Use Only

4.       Source of Funds                                                    WC

5.       Check Box if Disclosure of Legal Proceedings Is Required           [  ]
         Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization                               Singapore

Number of Shares                   7.     Sole Voting Power                 -0-
Beneficially Owned By Each
Reporting Person With
                                   8.     Shared Voting Power               875,999, but see footnote (1) regarding
                                                                            calculations.

                                   9.     Sole Dispositive Power            -0-

                                   10.    Shared Dispositive Power          875,999, but see footnote (1) regarding
                                                                            calculations.

11.      Aggregate Amount Beneficially Owned By Each Reporting Person       875,999, but see footnote (1) regarding
                                                                            calculations.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain     [ x ]
         Shares

13.      Percent of Class Represented by Amount in Row (11)                 1.93%, but see footnotes (1) and (2)
                                                                            regarding calculations.

14.      Type of Reporting Person                                           CO


(1) Transpac Capital Pte. Ltd. ("TRANSPAC CAPITAL"), a Singapore private limited company, does not have a direct ownership interest in the common stock of Meltronix, Inc., a California corporation ("MELTRONIX" or the "ISSUER"). Transpac Nominees Pte. Ltd. ("TRANSPAC NOMINEES"), a Singapore private limited company and wholly-owned subsidiary of Transpac Capital, holds securities of Meltronix in a nominee capacity for the benefit of several entities associated with Transpac Capital, including Transpac Industrial Holdings Limited ("TIH"), a Singapore public listed company; Regional Investment Company Limited ("REGIONAL"), a Singapore public limited company; Transpac Equity Investment Trust, formerly known as Transpac Equity Fund ("TEIT"), a British Virgin Islands trust; Transpac Venture Partnership II ("TVP"), a collective investment scheme, Transpac Managers Fund II Ltd. ("TMF"), a British Virgin Islands international business company, and NatSteel Equity III Pte Ltd. ("NATSTEEL"), a Singapore private limited company. In its capacity as the investment adviser to each of these entities and the sole stockholder of Transpac Nominees, Transpac Capital has the power to control the voting and disposition of the shares of common stock and Series A preferred stock and warrants for common stock held by Transpac Nominees described below. Each of the foregoing entities other than Transpac Nominees may be referred to herein as a "TRANSPAC ENTITY." Unless specified otherwise herein, "shares" refers to shares of common stock and shares of common stock issuable upon the conversion of Series A preferred stock and exercise of warrants for common stock. Each share of Series A preferred stock is convertible into two shares of common stock. This conversion ratio is based on statements made in the Issuer's Proxy Statement filed on or about April 30, 2002. However, Transpac Capital is aware of certain issuances of the Issuer's common stock that would have caused adjustments to the conversion ratio under the Issuer's Articles. As of the date of this filing, Transpac Capital has been unable to obtain accurate information with respect to any share adjustments.

         Transpac Nominees holds 1,599,632 shares of Series A preferred stock, convertible into 3,199,264* shares of common stock, 140,657 shares of common stock and warrants to purchase 307,606 shares of common stock for the benefit of TIH. Transpac Nominees holds 440,843 shares of Series A preferred stock, convertible into 881,686* shares of common stock, 38,764 shares of common stock and warrants to purchase 84,569 shares of common stock for the benefit of Regional. Transpac Nominees holds 944,664 shares of Series A preferred stock, convertible into 1,889,328* shares of common stock, 83,065 shares of common stock and warrants to purchase 181,584 shares of common stock for the benefit of TEIT. Transpac Nominees holds 667,563 shares of Series A preferred stock, convertible into 1,335,126* shares of common stock, 58,700 shares of common stock and warrants to purchase 128,320 shares of common stock for the benefit of TVP. Transpac Nominees holds 12,595 shares of Series A preferred stock, convertible into 25,190* shares of common stock, 1,108 shares of common stock and warrants to purchase 2,421 shares of common stock for the benefit of TMF. Transpac Nominees holds 366,529 shares of Series A preferred stock, convertible into 733,058* shares of common stock, 32,229 shares of common stock and warrants to purchase 45,500 shares of common stock for the benefit of NatSteel.

         In addition, pursuant to the Issuer's Articles, holders of the Series A preferred stock are accruing dividends at the fixed rate of $0.0357 per share per annum (the "Accrued Dividends"). Upon conversion of the Series A preferred stock into common stock, all Accrued Dividends will be converted into common stock in accordance with the Issuer's Articles. Based on the Issuer's definitive proxy filed with the SEC on or about April 30, 2002, the Transpac Entities would be entitled to receive the following number of shares of common stock of Meltronix as a result of the conversion of their Accrued Dividends:

              Transpac Entity                    # of Shares of Common Stock
              ---------------                    ---------------------------

              TIH                                           284,601

              Regional                                      78,433

              TEIT                                          168,072

              TVP                                           118,771

              TMF                                            2,240

              NatSteel                                      65,212

                                          TOTAL             717,329


         Each of TIH, Regional, TEIT, TVP, TMF and Natsteel disclaims beneficial ownership of any shares held for the benefit of any other Transpac entity.

         * THIS  NUMBER IS BASED ON THE  INITIAL  CONVERSION  RATIO SET FORTH IN
         SECTION 2.D.1 OF ARTICLE III OF THE ISSUER'S ARTICLES OF TWO SHARES OF THE COMPANY'S COMMON STOCK FOR EVERY SHARE OF SERIES A PREFERRED STOCK. BASED ON DISCLOSURES MADE BY THE ISSUER IN PREVIOUS FILINGS WITH THE SEC, HOWEVER, THE TRANSPAC ENTITIES BELIEVE THAT THE COMPANY HAS COMPLETED A SIGNIFICANT NUMBER OF ISSUANCES THAT WOULD TRIGGER AN ANTI-DILUTION ADJUSTMENT TO THE CONVERSION RATIO IN ACCORDANCE WITH
         SECTION 2.D.4 OF ARTICLE III OF THE ARTICLES. AS A RESULT, THE TRANSPAC ENTITIES MAY BE ENTITLED TO SIGNIFICANTLY MORE SHARES OF COMMON STOCK ON CONVERSION OF ITS SERIES A PREFERRED STOCK THAN HAVE BEEN DISCLOSED IN THIS STATEMENT. THE TRANSPAC ENTITIES HAVE REQUESTED A CERTIFICATE OF ADJUSTMENT FROM THE ISSUER AS REQUIRED BY SECTION 2.D.9 OF THE ARTICLES, BUT HAVE NOT RECEIVED IT AS OF THE DATE OF THIS FILING.

(2) Based on 44,526,954 shares of common stock outstanding as of June 30, 2002 as reported by the Issuer in its 10QSB filed on or about August 21, 2002. Assumes conversion by Transpac Nominees of 4,031,826 shares of Series A preferred stock into 8,063,652 shares of common stock (but see "*" in Footnote 1 above), the exercise by Transpac Nominees of warrants to purchase an aggregate of 750,000 shares of common stock, and conversion of Accrued Dividends into 717,329 shares of common stock.

ITEM 1.    SECURITY AND ISSUER

           Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

           This Amendment No. 2 amends the Schedule 13D initially filed on April 8, 1996 (collectively, with all amendments thereto, the "Schedule 13D"). This Statement on Schedule 13D (this "STATEMENT") relates to the common stock of Meltronix, Inc., a California corporation ("MELTRONIX" or the "ISSUER"). The principal executive offices of Meltronix are located at 4205 Ponderosa Drive, San Diego, California 92123.

ITEM 2.    IDENTITY AND BACKGROUND

           Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

           This Statement is filed on behalf of Transpac Capital Pte. Ltd. ("TRANSPAC CAPITAL"), a Singapore private limited company, Transpac Industrial Holdings Limited ("TIH"), a Singapore public listed company; Regional Investment Company Limited ("REGIONAL"), a Singapore public limited company; Transpac Equity Investment Trust, formerly known as Transpac Equity Fund ("TEIT"), a British Virgin Islands trust; Transpac Venture Partnership II ("TVP"), a British Virgin Islands collective investment scheme, Transpac Managers Fund II Ltd. ("TMF"), a British Virgin Islands international business company, and NatSteel Equity III Pte Ltd. ("NATSTEEL," and with TIH, Regional, TEIT, TVP and TMF, collectively, the "TRANSPAC ENTITIES" or "REPORTING PERSONS"), a Singapore private limited company. Transpac Capital does not have a direct ownership interest in the common stock of Meltronix. Transpac Nominees Pte. Ltd. ("TRANSPAC NOMINEES"), a Singapore private limited company and wholly-owned subsidiary of Transpac Capital, holds all of the securities of Meltronix in a nominee capacity for the benefit of the Transpac Entities. Transpac Capital acts as an investment advisor to the Transpac Entities and has the power to control the voting and disposition of all of the shares of common stock, Series A preferred stock and warrants to purchase common stock held by Transpac Nominees as described in Item 5 below.

           Transpac Capital Pte Ltd./Transpac Nominees Pte. Ltd.

           The principal business of Transpac Capital is to manage the investments of, and act as investment advisor to, certain investment vehicles, including the Transpac Entities. The address of the principal business of Transpac Capital is 6 Shenton Way, #20-09 DBS Building, Tower Two, Singapore 068809. The name, address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and directors of Transpac Capital are set forth on Schedule A hereto and incorporated herein by this reference.

           Transpac Industrial Holdings Limited

           The principal business of TIH is to make equity or equity-related investments in private companies mainly in Asia. The address of the principal business office of TIH is 6 Shenton Way, #20-09 DBS Building, Tower Two, Singapore 068809. The name, address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the directors of TIH are set forth on Schedule B hereto and incorporated herein by this reference. The management of TIH is solely vested in Transpac Capital by terms of its management agreement with Transpac Capital.

           Regional Investment Company Limited

           The principal business of Regional is to make equity or equity-related investments in private companies mainly in the Asia Pacific region and particularly in Singapore-based enterprises. The address of the principal business office of Regional is 6 Shenton Way, #20-09 DBS Building, Tower Two, Singapore

           068809. The name, address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the directors of Regional are set forth on Schedule C hereto and incorporated herein by this reference. The management of Regional is solely vested in Transpac Capital by terms of its management agreement with Transpac Capital.


           Transpac Equity Investment Trust (f/k/a Tranpac Equity Fund)

           TEIT is a trust established in the British Virgin Islands to make equity or equity-related investments in private companies mainly in the Asia Pacific region and particularly in Singapore-based enterprises. The address of the principal business office of TEIT is Suite 3322, 33rd Floor, Two Pacific Place, 88 Queensway, Hong Kong. The sole trustee of TEIT is Transpac Capital. The name, address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and directors of the Transpac Capital are set forth on Schedule A hereto and incorporated herein by this reference.

           Transpac Venture Partnership II

           TVP is a collective investment scheme established to make equity or equity-related investments in private companies mainly in the Asia Pacific region and particularly in Singapore-based enterprises. The address of the principal business office of TVP is Suite 3322, 33rd Floor, Two Pacific Place, 88 Queensway, Hong Kong. The management of TVP is solely vested in Transpac Capital by terms of its management agreement with Transpac Capital.

           Transpac Managers Fund II Ltd

           TMF is an investment vehicle established by various employees of Transpac Capital to make equity or equity-related investments in private companies mainly in the Asia Pacific region and particularly in Singapore based enterprises. The address of the principal business office of TMF is Suite 3322, 33rd Floor, Two Pacific Place, 88
           Queensway, Hong Kong. The name, address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the directors of TMF are set forth on Schedule D hereto and incorporated herein by this reference. The management of TMF is solely vested in Transpac Capital by terms of its management agreement with Transpac Capital.

           NatSteel Equity III Pte Ltd

           The principal business of NatSteel is to act as an investment vehicle for its parent, NatSteel Ltd, a Singapore public company. The address of the principal business of NatSteel is 22 Tanjong Kling Road, Singapore 628051. The names, address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and directors of NatSteel are set forth on Schedule E hereto and incorporated herein by this reference.

           NatSteel Ltd is a public company established in Singapore and listed on the Singapore Stock Exchange. Its principal business activities are in the following four areas: steel, industrial products, electronics and resorts/properties. The name, address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and directors of NatSteel Ltd are also set forth on Schedule F hereto and incorporated herein by this reference.

           During the last five years, none of the Reporting Persons and, to the best knowledge of each of the Reporting Persons, none of the persons listed on Schedules A through F hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Please refer to Schedule A to this Schedule 13D for additional information pursuant to Item 2 for Transpac Capital and the Transpac Entities.

           During the last five years, neither the Transpac Entities nor, to the Transpac Entities' knowledge, any person named in Schedule A through F to this Statement has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 of the Schedule 13D is amended and supplemented by the following:

           This Statement is filed as a result of the acquisition by the Transpac Entities of warrants to purchase common stock of Meltronix (the "WARRANT"). The Transpac Entities agreed to loan $250,000 to Meltronix in exchange for, among other consideration, a Warrant to purchase 250,000 shares of common stock of Meltronix.

ITEM 4.   PURPOSE OF TRANSACTION

           Item 4 of the Schedule 13D is amended and supplemented by the following:

           Due to working capital needs of Meltronix, the Transpac Entities agreed to loan $250,000 to the Issuer. As partial consideration for the loan, Meltronix issued a Warrant to purchase an aggregate of 250,000 shares of common stock of Meltronix at an exercise price of $1.34375 per share, as adjusted pursuant to the terms of such Warrant.


           The Transpac Entities may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Transpac Entities, general stock market and economic conditions, tax considerations and other factors.


           Other than as described above, none of the Transpac Entities has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
           Schedule 13D (although they reserve the right to develop such plans).


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) As of June 30, 2002, there were outstanding 44,526,954 shares of the Issuer's common stock, no par value per share. Assuming conversion into common stock of all of the shares of Series A preferred stock held by Transpac Nominees, the exercise of currently-exercisable warrants to purchase 750,000 shares of common stock held by Transpac Nominees, and conversion into common stock of all Accrued Dividends, Transpac Nominees would hold, and each of the Transpac Entities could be deemed to beneficially own the following:

                                          # of Shares of Common Stock of      Percentage (%) of Total
                    Transpac Entity       the Issuer Beneficially Owned**     Shares Beneficially Owned**
                    ---------------       -------------------------------     ---------------------------
                    Transpac Capital                  9,885,504                            18.29

                    TIH                               3,932,128                             8.14

                    Regional                          1,083,452                             2.38

                    TEIT                              2,322,049                             4.97

                    TVP                               1,640,917                             3.56

                    TMF                                 30,959                              0.07

                    NatSteel                           875,999                              1.93

           ** SEE FOOTNOTES (1) AND (2) TO THE COVER PAGE TO THIS STATEMENT FOR A DESCRIPTION OF THE BASIS FOR THESE CALCULATIONS.

           The conversion ratio of the Series A preferred stock is subject to adjustment as provided for in the Articles of Meltronix which provide general anti-dilution protection for all of the holders of Series A preferred stock and which are triggered by certain events. The Transpac Entities disclaim beneficial ownership of the shares of Meltronix common stock issuable upon conversion of Series A preferred stock, exercise of warrants, or conversion of Accrued Dividends unless and until Transpac Nominees acquires such shares by converting Series A preferred stock or exercising warrants. To the Transpac
           Entities' knowledge, no directors or officers of the Transpac Entities named in Item 2 beneficially own any shares of Meltronix common stock.

(b) Transpac Capital holds the power to vote or direct the vote and holds the power to dispose or direct the disposition of the 9,885,504 shares of common stock described in subsection (a) above. Please see footnotes (1) and (2) to the cover page to this Statement for a description of the basis for these calculations of the share ownership of the Transpac Entities.

(c) During the past 60 days, to the knowledge of the Transpac Entities, no transactions in Meltronix common stock were effected during the past 60 days by the persons named in Item 5(a).

(d) Transpac Capital is not aware of the right of any person other than the Transpac Entities to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Meltronix common stock held by the Transpac Entities, provided that the Transpac Entities may distribute said dividends and proceeds to their respective investors, stockholders and/or partners.

(e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

           As described in Item 5, subsection (b) and footnotes (1) and (2) to the cover page to this Statement, Transpac Capital, in its capacity as investment advisor or otherwise, holds voting and dispositive control of shares of Meltronix common stock.

           Transpac Nominees holds a $250,000 secured promissory note issued by Meltronix (the "Note"). In connection with the Note, Transpac Nominees entered into the certain Security Agreement by and between the Issuer and Transpac Nominees dated June 14, 2000, pursuant to which the Issuer granted a security interest on certain assets, and the Agreement for Equal Priority of Loans and Security Interests by and among the Issuer, Transpac Nominees and FI Financial, LLC (the "Co-Lienholder") dated June 14, 2000. The Note is currently in default. On September 20, 2002, the Co-Lienholder sent the Issuer a notice of intent to foreclose on the assets securing the Note. As of the date of this filing, Transpac Nominees is considering its available options with respect to default of the Note.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           A copy of the Warrant to Purchase Common Stock of Meltronix, Inc., entered into by and between Meltronix and Transpac Nominees as consideration for the Note, is filed as an exhibit hereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 25, 2002                    TRANSPAC CAPITAL PTE. LTD.



                                               By: /s/ Wee Teng Will Hoon
                                                   -----------------------------
                                                   Wee Teng Will Hoon, Director



TRANSPAC INDUSTRIAL                            TRANSPAC EQUITY INVESTMENT TRUST
HOLDINGS LIMITED


By: /s/ Ka Cheong Christopher Leong            By: /s/ Wee Teng Will Hoon
    ----------------------------------------       -----------------------------
    Ka Cheong Christopher Leong, Director          Wee Teng Will Hoon, Director



REGIONAL INVESTMENT                            TRANSPAC VENTURE PARTNERSHIP II
COMPANY LIMITED


By: /s/ Wee Teng Will Hoon                     By: /s/ Wee Teng Will Hoon
    ----------------------------------------       -----------------------------
    Wee Teng Will Hoon, Director                   Wee Teng Will Hoon, Director


NATSTEEL EQUITY III PTE LTD                    TRANSPAC MANAGERS FUND II LTD


By: /s/ Say Yan Lim                                By: /s/ Cheryl Van Steenwyk
    ----------------------------------------       -----------------------------
    Say Yan Lim, Director                          Cheryl Van Steenwyk, Director

                                   SCHEDULE A

--------------------------------------------------------------------------------

          DIRECTORS AND EXECUTIVE OFFICERS OF TRANSPAC CAPITAL PTE LTD

Name                       Ka Cheong Christopher Leong      Kwong Chi Wong                Wee Teng Will Hoon
-------------------------- -------------------------------- ----------------------------- ---------------------------
                           6 Shenton Way, #20-09            6 Shenton Way, #20-09         6 Shenton Way, #20-09
Business Address           DBS Building Tower Two           DBS Building Tower Two        DBS Building Tower Two
                           Singapore  068809                Singapore  068809             Singapore  068809
-------------------------- -------------------------------- ----------------------------- ---------------------------
Present Principal          Director and President           Director and Executive Vice   Director and Executive
Occupation                                                  President                     Vice President
-------------------------- -------------------------------- ----------------------------- ---------------------------

Citizenship                Singapore                        Hong Kong                     Singapore

-------------------------- -------------------------------- ----------------------------- ---------------------------

Name                       Cheryl Van Steenwyk              Chin Pang Adrian Woo          Hsuan Swan Chen

-------------------------- -------------------------------- ----------------------------- ---------------------------
                           6 Shenton Way, #20-09            6 Shenton Way, #20-09         6 Shenton Way, #20-09
Business Address           DBS Building Tower Two           DBS Building Tower Two        DBS Building Tower Two
                           Singapore  068809                Singapore  068809             Singapore  068809
-------------------------- -------------------------------- ----------------------------- ---------------------------
Present Principal          Director, Chief Financial        Director and Senior Vice      Director and Senior Vice
Occupation                 Officer and Senior Vice          President                     President
                           President
-------------------------- -------------------------------- ----------------------------- ---------------------------

Citizenship                United States                    Hong Kong                     Taiwanese

-------------------------- -------------------------------- ----------------------------- ---------------------------

Name                       Ka Hi Leong                      Kok Yew Cheong                Pao-Lung Vincent Wang

-------------------------- -------------------------------- ----------------------------- ---------------------------
                           6 Shenton Way, #20-09            6 Shenton Way, #20-09         6 Shenton Way, #20-09
Business Address           DBS Building Tower Two           DBS Building Tower Two        DBS Building Tower Two
                           Singapore  068809                Singapore  068809             Singapore  068809
-------------------------- -------------------------------- ----------------------------- ---------------------------
Present Principal          Director and Senior Vice         Director and Senior Vice      Director and Vice
Occupation                 President                        President                     President
-------------------------- -------------------------------- ----------------------------- ---------------------------

Citizenship                Hong Kong                        Singapore                     Taiwan

-------------------------- -------------------------------- ----------------------------- ---------------------------

Name                       Alan Howard Smith                Alexander Reid Hamilton

-------------------------- -------------------------------- ----------------------------- ---------------------------
                           6 Shenton Way, #20-09            6 Shenton Way, #20-09
Business Address           DBS Building Tower Two           DBS Building Tower Two
                           Singapore  068809                Singapore  068809
-------------------------- -------------------------------- ----------------------------- ---------------------------
Present Principal          Director                         Director
Occupation
-------------------------- -------------------------------- ----------------------------- ---------------------------

Citizenship                United Kingdom                   United Kingdom


                                   SCHEDULE B


                  DIRECTORS OF TRANSPAC INDUSTRIAL HOLDINGS LTD

Name                       Sai Hung Lock                    Wai Keung Cheng               Ser Miang Ng
-------------------------- -------------------------------- ----------------------------- ---------------------------
                           6 Shenton Way, #20-09            6 Shenton Way, #20-09         6 Shenton Way, #20-09
Business Address           DBS Building Tower Two           DBS Building Tower Two        DBS Building Tower Two
                           Singapore  068809                Singapore  068809             Singapore  068809
-------------------------- -------------------------------- ----------------------------- ---------------------------
Present Principal          Director                         Director                      Director
Occupation
-------------------------- -------------------------------- ----------------------------- ---------------------------

Citizenship                Singapore                        Singapore                     Singapore

-------------------------- -------------------------------- ----------------------------- ---------------------------

Name                       Ka Cheong Christopher Leong      Andrew Jonathan Lebus         Tong Kap Liong

-------------------------- -------------------------------- ----------------------------- ---------------------------
                           6 Shenton Way, #20-09            6 Shenton Way, #20-09         6 Shenton Way, #20-09
Business Address           DBS Building Tower Two           DBS Building Tower Two        DBS Building Tower Two
                           Singapore  068809                Singapore  068809             Singapore  068809
-------------------------- -------------------------------- ----------------------------- ---------------------------
Present Principal          Director                         Director                      Director
Occupation
-------------------------- -------------------------------- ----------------------------- ---------------------------

Citizenship                Singapore                        United Kingdom                Malaysia (Singapore
                                                                                          permanent resident)

-------------------------- -------------------------------- ----------------------------- ---------------------------

Name                       Choon Hock Seng

-------------------------- -------------------------------- ----------------------------- ---------------------------
                           6 Shenton Way, #20-09
Business Address           DBS Building Tower Two
                           Singapore  068809
-------------------------- -------------------------------- ----------------------------- ---------------------------
Present Principal          Alternate Director
Occupation

-------------------------- -------------------------------- ----------------------------- ---------------------------
Citizenship                Singapore
-------------------------- -------------------------------- ----------------------------- ---------------------------

                                   SCHEDULE C



                DIRECTORS OF REGIONAL INVESTMENT COMPANY LIMITED

Name                       Voon Kheong Liow                  Taik Him Chua                Kok Yew Cheong
-------------------------- --------------------------------- ---------------------------- ---------------------------
                           6 Shenton Way, #20-09             6 Shenton Way, #20-09        6 Shenton Way, #20-09
Business Address           DBS Building Tower Two            DBS Building Tower Two       DBS Building Tower Two
                           Singapore  068809                 Singapore  068809            Singapore  068809
-------------------------- --------------------------------- ---------------------------- ---------------------------
Present Principal          Director                          Director                     Director
Occupation
-------------------------- --------------------------------- ---------------------------- ---------------------------

Citizenship                Singapore                         Singapore                    Singapore

-------------------------- --------------------------------- ---------------------------- ---------------------------

Name                       Wee Teng Will Hoon                Yoke Shang Kwan              Aik Hwang Nancy Wang

-------------------------- --------------------------------- ---------------------------- ---------------------------
                           6 Shenton Way, #20-09             6 Shenton Way, #20-09        6 Shenton Way, #20-09
Business Address           DBS Building Tower Two            DBS Building Tower Two       DBS Building Tower Two
                           Singapore  068809                 Singapore  068809            Singapore  068809
-------------------------- --------------------------------- ---------------------------- ---------------------------
Present Principal          Director                          Alternate Director           Alternate Director
Occupation
-------------------------- --------------------------------- ---------------------------- ---------------------------

Citizenship                Singapore                         Singapore                    Singapore

-------------------------- --------------------------------- ---------------------------- ---------------------------

                                   SCHEDULE D



                   DIRECTORS OF TRANSPAC MANAGERS FUND II LTD

Name                       Cheryl Van Steenwyk               Kwong Chi Wong
-------------------------- --------------------------------- ---------------------------- ---------------------------
                           Suite 3322, 33rd Floor, Two       Suite 3322, 33rd Floor,
                           Pacific Place                     Two Pacific Place
Business Address           88 Queensway                      88 Queensway
                           Hong Kong                         Hong Kong
-------------------------- --------------------------------- ---------------------------- ---------------------------
Present Principal          Director                          Director
Occupation
-------------------------- --------------------------------- ---------------------------- ---------------------------

Citizenship                United States                     Hong Kong

-------------------------- --------------------------------- ---------------------------- ---------------------------

                                   SCHEDULE E



                    DIRECTORS OF NATSTEEL EQUITY III PTE LTD

Name                       Say Yan Lim                       Su-Ling Lim
-------------------------- --------------------------------- ---------------------------- ---------------------------
                           22 Tanjong Kling Road             22 Tanjong Kling Road
Business Address           Jurong Town                       Jurong Town
                           Singapore  628048                 Singapore  628048
-------------------------- --------------------------------- ---------------------------- ---------------------------
Present Principal          Director                          Director
Occupation
-------------------------- --------------------------------- ---------------------------- ---------------------------

Citizenship                Singapore                         Singapore

-------------------------- --------------------------------- ---------------------------- ---------------------------

                                   SCHEDULE F



                            DIRECTORS OF NATSTEEL LTD

Name                       Kong Hua Ang                      Kok Kheng Oliver Tan         Chee Ken Thai
-------------------------- --------------------------------- ---------------------------- ---------------------------
                           22 Tanjong Kling Road             22 Tanjong Kling Road        22 Tanjong Kling Road
Business Address           Jurong Town                       Jurong Town                  Jurong Town
                           Singapore  628048                 Singapore  628048            Singapore  628048
-------------------------- --------------------------------- ---------------------------- ---------------------------
                           Managing Director and Director    Director                     Director
Present Principal
Occupation
-------------------------- --------------------------------- ---------------------------- ---------------------------

Citizenship                Singapore                         Singapore                    Singapore

-------------------------- --------------------------------- ---------------------------- ---------------------------

Name                       Chee Onn Lim                      Tao Soon Cham                Teik Lim Eric Ang

-------------------------- --------------------------------- ---------------------------- ---------------------------
                           22 Tanjong Kling Road             22 Tanjong Kling Road        22 Tanjong Kling Road
Business Address           Jurong Town                       Jurong Town                  Jurong Town
                           Singapore  628048                 Singapore  628048            Singapore  628048
-------------------------- --------------------------------- ---------------------------- ---------------------------
Present Principal          Director                          Director                     Director
Occupation
-------------------------- --------------------------------- ---------------------------- ---------------------------

Citizenship                Singapore                         Singapore                    Singapore

-------------------------- --------------------------------- ---------------------------- ---------------------------

Name                       I Tong Tan                        Tat Wai Tan                  Su-Ling Lim

-------------------------- --------------------------------- ---------------------------- ---------------------------
                           22 Tanjong Kling Road             22 Tanjong Kling Road        22 Tanjong Kling Road
Business Address           Jurong Town                       Jurong Town                  Jurong Town
                           Singapore  628048                 Singapore  628048            Singapore  628048
-------------------------- --------------------------------- ---------------------------- ---------------------------
Present Principal          Director                          Director                     Secretary
Occupation
-------------------------- --------------------------------- ---------------------------- ---------------------------

Citizenship                Singapore                         Malaysia                     Singapore

-------------------------- --------------------------------- ---------------------------- ---------------------------

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that Amendment No. 2 to the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of common stock of Meltronix, Inc., is filed jointly on behalf of each such person.


Dated:   September 25, 2002                    TRANSPAC CAPITAL PTE. LTD.



                                               By: /s/ Wee Teng Will Hoon
                                                   -----------------------------
                                                   Wee Teng Will Hoon, Director



TRANSPAC INDUSTRIAL                            TRANSPAC EQUITY INVESTMENT TRUST
HOLDINGS LIMITED


By: /s/ Ka Cheong Christopher Leong            By: /s/ Wee Teng Will Hoon
    -----------------------------------------      -----------------------------
    Ka Cheong Christopher Leong, Director          Wee Teng Will Hoon, Director



REGIONAL INVESTMENT                            TRANSPAC VENTURE PARTNERSHIP II
COMPANY LIMITED


By: /s/ Wee Teng Will Hoon                     By: /s/ Wee Teng Will Hoon
    -----------------------------------------      -----------------------------
    Wee Teng Will Hoon, Director                   Wee Teng Will Hoon, Director


NATSTEEL EQUITY III PTE LTD                    TRANSPAC MANAGERS FUND II LTD


By: /s/ Say Yan Lim                            By: /s/ Cheryl Van Steenwyk
    -----------------------------------------      -----------------------------
    Say Yan Lim, Director                          Cheryl Van Steenwyk, Director

                                 EXHIBIT INDEX

1. A copy of the Warrant to Purchase Common Stock of Meltronix, Inc., entered into by Meltronix and Transpac Nominees as consideration for the loan of $250,000 is filed as an exhibit hereto.